Mail Stop 6010

November 23, 2005

Via U.S. Mail and Facsimile

Mr. Sten Daugaard
Chief Financial Officer
SGL Carbon Aktiengesellschaft
Rheingaustrasse 182
D-65203 Wiesbaden
Germany

> **Re: SGL Carbon Aktiengesellschaft**
> **Form 20-F**
> **Filed May 4, 2005**
> **Response Letter dated November 14, 2005**
> **File No. 001-14398**

Dear Mr. Daugaard:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Mr. Sten Daugaard
SGL Carbon Aktiengesellschaft
November 23, 2005
Page 2

Form 20-F for the Fiscal Year Ended December 31, 2004

Consolidated Financial Statements, page F-1

Note 1. Summary of Accounting Policies, page F-8

Consolidation methods, page F-8

1.   We note your response to comment two in our letter dated September 14, 2005. Please provide us with a comprehensive analysis in accordance with SAB Topic 99, under both IFRS and US GAAP, supporting your statement that the impact of not consolidating these subsidiaries is not material. Your analysis should include a comparison of all the major balance sheet and statement of operations captions.

2.   As a related matter please tell us how these subsidiaries are reflected in your historical audited financial statements.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. When sending supplemental information regarding this filing, please include the following ZIP+4 code in our address: 20549-6010. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Lynn Dicker at (202) 551-3616 or me at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676.

                                                Sincerely,

                                                Kate Tillan
                                                Assistant Chief Accountant